
RECEIVED
OCT 2 9 2010
189
WASH, D.C.
SECTION

SECU  IISSION

10032435

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 43158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/09 (MM/DD/YY) AND ENDING 8/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Goodwin, Browning & Luna Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Academy Blvd., N.E. Bldg 2, Suite 101
(No. and Street)

Albuquerque	NM	87109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Goodwin (505) 797-7447
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, John W. Goodwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Goodwin, Browning & Luna Securities, Inc.**, as of August 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public


OFFICIAL SEAL
Sarah E. Thomas
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires: 3-22-12

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

GOODWIN, BROWNING & LUNA SECURITIES, INC.

Financial Statements and Supplemental Schedules
August 31, 2010

(With Independent Auditors' Report Thereon)

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Index to Financial Statements and Supplemental Schedules
August 31, 2010

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors of
Goodwin, Browning & Luna Securities, Inc.:

We have audited the accompanying statement of financial condition of Goodwin, Browning & Luna Securities, Inc. (the Company) as of August 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodwin Browning & Luna Securities, Inc. as of August 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
October 20, 2010

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Financial Condition
August 31, 2010

ASSETS	
Cash	$ 18,095
Receivable from clearing broker-dealers and clearing organization	109,329
TOTAL ASSETS	$ 127,424
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 42,486
Total liabilities	42,486
Stockholders' Equity	
Common stock, 500,000 shares authorized, $.00555 par value, 390,000 shares issued and outstanding	2,165
Additional paid-in capital	36,835
Retained earnings	45,938
Total Stockholders' Equity	84,938
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 127,424

See notes to financial statements and independent auditors' report.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Operations
For the Year Ended August 31, 2010

REVENUES	
Securities commission	$ 301,155
Commissions from mutual funds	451,641
Other revenue	50,557
Total revenues	803,353
EXPENSES	
Officers salaries	388,305
Other employee compensation and benefits	194,580
Professional fees	20,340
Clearing fees	81,941
Rent	30,794
Regulatory fees	10,665
Travel and entertainment	13,017
Communication expense	8,280
Other expenses	51,574
Total expenses	799,496
Income before income taxes	3,857
Provision for federal income taxes	3,019
NET INCOME	$ 838

See notes to financial statements and independent auditors' report.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended August 31, 2010

	Common Stock			Additional Paid-in Capital		Retained Earnings		Total
	Shares		Amount					
Balances at August 31, 2009	390,000	$	2,165	$	36,835	$	45,100	$ 84,100
Capital contributed	-		-		-		-	-
Capital withdrawn	-		-		-		-	-
Net income	-		-		-		838	838
Balances at August 31, 2010	390,000	$	2,165	$	36,835	$	45,938	$ 84,938

See notes to financial statements and independent auditors' report.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Cash Flows
Year Ended August 31, 2010

Cash flows from operating activities:	
Net income	$ 838
Adjustments to reconcile net income to	
net cash used in operating activities:	
Change in assets and liabilities:	
Increase in receivable from clearing broker-dealer	(11,202)
Decrease in other assets	455
Increase in accounts payable and other liabilities	1,797
Net cash used in operating activities	(8,112)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net increase in cash	(8,112)
Cash at beginning of year	26,207
Cash at end of year	$ 18,095

Supplemental Disclosures of Cash Flow Information:

Interest paid in cash	$ -
Income taxes paid in cash	$ 3,340

See notes to financial statements and independent auditors' report.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Notes to the Financial Statements
August 31, 2010

Note 1 - Nature of Business

Goodwin Browning & Luna Securities, Inc. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in New Mexico.

The Company is a Registered Investment Adviser and as such performs financial services, advice, management and administration for private and corporate clients.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, with a maturity of six months or less, to be cash equivalents.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Property and Equipment

Property and equipment are fully depreciated as of August 31, 2010. Depreciation expense for the year ended August 31, 2010 was $0.

Note 2 - Significant Accounting Policies (Continued)

Investment Advisory

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers, and securities owned. The Company's cash balances did not exceed federally insured limits of $250,000 during the year.

Securities owned and securities sold but not yet purchased are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Fair Value Measurements

As defined under ASC Topic 820 (formerly SFAS 157, *Fair Value Measurements*) which clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). ASC Topic 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels, which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. The Company did not hold any Level 2 assets as of August 31, 2010.

Note 2 - Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The Company did not hold any Level 3 assets as of August 31, 2010.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are electronically prepared for filing with FINRA. For the financial statements as of and for the periods ending August 31, 2010, this date was October 20, 2010.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2010, the Company had net capital and net capital requirements of $83,723 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was 0.51 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Commitments and Contingencies

Lease Commitments

The Company leases office space under a long-term non-cancelable lease, which expires on October 31, 2013. Minimum lease payments under the leases of August 31, 2010, are as follows:

Year Ending August 31,		Minimum Lease Payments
2011	$	29,880
2012	$	32,936
2013	$	34,040
2014	$	5,704

Note 5 - Commitments and Contingencies (Continued)

Rental expense for the year ended August 31, 2010 was $30,794.

Litigation

The Company is subject to potential various claims and legal actions arising in the ordinary course of business. At August 31, 2010, the Company was not involved in any litigation or active legal actions.

Sub-Clearing Agreement

Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At August 31, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 6 - Employee Benefits

All full-time employees who meet certain age and length of service requirements are eligible to participate in the Company's Simplified Employee Pension/IRA Plan (SEP-IRA). The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. SEP-IRA contributions for the year totaled $98,362 and are included in other employee compensation and benefits in the statement of operations.

Schedule I

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
August 31, 2010

Total stockholders' equity qualified for net capital	$ 84,938
Deductions and/or charges	
Non-allowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities	84,938
Haircuts on securities	
Cash deposits with clearing organization	1,215
Net capital	$ 83,723
Aggregate indebtedness	
Accounts payable and other liabilities	$ 42,486
Total aggregate indebtedness	$ 42,486
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 78,723
Ratio of aggregate indebtedness to net capital	0.51

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of August 31, 2010 as reported by Goodwin, Browning & Luna Securities, Inc. on un-amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

Schedule II

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
August 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
Goodwin, Browning & Luna Securities, Inc.:

In planning and performing our audit of the financial statements of Goodwin, Browning & Luna Securities, Inc. (the Company) as of and for the year ended August 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

 **PMB Helin Donovan**
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2010, to meet the SEC's objectives.

This report is intended solely for use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
October 20, 2010

To the Board of Directors of Goodwin, Browning and Luna Securities, Inc.:
7801 Academy NE, Bldg 2
Suite 101
Albuquerque, NM 87109

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2010, which were agreed to by Goodwin, Browning and Luna Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Goodwin, Browning and Luna Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Goodwin, Browning and Luna Securities, Inc.'s management is responsible for the Goodwin, Browning and Luna Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended August 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan LLP

PMB Helin Donovan, LLP

October 20, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

WORKING COPY

For the fiscal year ended August 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GBL

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John W. Goodwin (505)

2. A. General Assessment (item 2e from page 2) $ 578

B. Less payment made with SIPC-6 filed (exclude interest) (284)

3/15/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 294

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 294

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of__________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________, 20__
and ending ____________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 803,354

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 489,829

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 81,941

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____________________ ____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 392

Enter the greater of line (i) or (ii) 392

Total deductions 572,162

2d. SIPC Net Operating Revenues $ 231,192

2e. General Assessment @ .0025 $ 578

(to page 1, line 2.A.)

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS


RECEIVED
OCT 29 2010
WASH. D.C.
189
SECTION

October 20, 2010

To the Management and Board of Directors
Goodwin, Browning & Luna Securities, Inc.

We have audited the financial statements of Goodwin, Browning & Luna Securities, Inc. (the Company) for the year ended August 31, 2010 and have issued our report thereon dated October 20, 2010. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated August 3, 2010 our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of Goodwin, Browning & Luna Securities, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a(5)(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We have issued a separate Independent Auditors' Report on Internal Control dated October 20, 2010.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 2 to the financial statements. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant accounting estimates impacting the financial statements at August 31, 2010.

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Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated).

We had one unrecorded passed adjustment that we proposed to the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process. See the attached schedule on page 4 for details of the unrecorded passed adjustment for the fiscal year August 31, 2010.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated October 20, 2010.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

This information is intended solely for the use of the board of directors and management of Goodwin, Browning and Luna Securities, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PMB Helin Donovan, LLP

PMB HELIN DONOVAN, LLP

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Summary of Proposed Passed Audit Adjustments:

Account	Description	Debit	Credit
Proposed JE # 1			
PAJE- Proposed to correct the commission error made on the payroll report for Aug 2010			
6302	Dave Browning	2,000.00	
2010	Accounts Payable		2,000.00
Total		**2,000.00**	**2,000.00**